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                                                                    EXHIBIT 12.1

                       VERTEX PHARMACEUTICALS INCORPORATED
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (AMOUNTS IN THOUSANDS)

                                                   1999          2000          2001          2002          2003          2004
--------------------------------------------------------------------------------------------------------------------------------
Loss from continuing operations before          $  (47,561)   $  (41,370)   $  (79,567)   $ (136,958)   $ (266,413)   $ (166,247)
cumulative effect of changes in
accounting principles and loss of
equity investee

Fixed Charges:

Interest expense and amortization of                 1,704        11,653        19,318        17,684        17,298        18,317
deferred issuance costs

Appropriate rental obligations                       2,686         2,934         5,098         5,230        10,829         5,380


Total fixed charges                             $    4,390    $   14,587    $   24,416    $   22,914    $   28,127    $   23,697

Loss from continuing operations before          $  (43,171)   $  (26,783)   $  (55,151)   $ (114,044)   $ (238,286)   $ (142,550)
cumulative effects of changes in
accounting principles and loss of
equity investee, plus fixed charges

Ratio of earnings to fixed charges                       *             *             *             *             *             *

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*      Due to the Company's loss from continuing operations for the years ended
       December 31, 1999, 2000, 2001, 2002, 2003 and 2004 earnings were insufficient to cover fixed charges by $47,561,000, $41,370,000, $79,567,000, $136,958,000, $266,413,000 and $166,247,000, respectively.